Exhibit 99.3

Translation for information purpose only

Please use French version

PROXY FORM

Any shareholder wishing to be represented at the extraordinary general meeting of Celyad SA to be held on 5 November 2015 at 11.00 AM (CET) with the agenda set out below must use the present proxy form in French. Any other form will not be accepted.

The signed proxy form must be sent to the company by 30 October 2015 at 17:00 (CET). This form may be communicated to the company by mail marked for the attention of Celyad, Mr Patrick Jeanmart, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert or by email to p.jeanmart@celyad.com.

It is important to note that the undersigned shareholder must also comply with the registration formalities set out in the convening notice.

Moreover, the designation of a proxy holder must comply with applicable Belgian legislation, in particular with regard to conflicts of interest.

The undersigned:

name:

address:

[represented pursuant to its articles of association by

holder of:	shares of the company :

corporate name:	CELYAD SA

registered office:	1435 Mont-Saint-Guibert, rue Edouard Belin 12

Hereby appoints as proxy holder, with the right to sub delegate:

Mister/Miss

Translation for information purpose only

Please use French version

To whom it grants all powers necessary for representing him/her at the extraordinary general meeting of the company that will be held on 5 November 2015, at 11.00 AM (CET) at the company’s registered office with the following agenda:

1.	Approval of the warrant plan 2015.

Proposed resolution: The general meeting decides to approve the warrant plan 2015, for the granting of a maximum of 466,000 warrants to employees, consultants and directors of the company, with a vesting period of three years and a validity period of ten years for the employees and five years for the non-employees, and whose exercise price will be determined as the lowest amount between (i) the average closing trading price of the company’s shares during the thirty days preceding the offer date and (ii) the last closing trading price before the offer date, it being understood that the exercise price of the warrants allocated to the beneficiaries who are not members of the personnel may not be lower than the average trading price during the thirty days preceding the starting date of the issuance, and more specifically, the general meeting decides, pursuant to article 556 of the Belgian Company Code, to approve the warrants’ early exercise clause in case of public offer on the company’s shares, as provided under the warrant plan 2015.

☐ For	☐ Against	☐ Abstention

2.	Deliberation on and approval of the proposal of the company’s nomination and remuneration committee to increase the remuneration of the non-executive directors.

Proposed resolution: the general meeting decides to approve the proposal of the company’s nomination and remuneration committee to increase the remuneration of the non-executive directors, in view of the increasing workload related in particular to the recent penetration of the US market by the company following the offering of its shares on the Nasdaq market, as follows:

•	a yearly fixed remuneration for the independent directors of 15,000 euros;

•	a yearly fixed remuneration for the chairman of the board of directors of 40,000 euros;

•	a supplementary yearly remuneration for each membership to a board’s committee of 10,000 euros for the members of the relevant committee and 15,000 euros for the chairman of the committee.

☐ For	☐ Against	☐ Abstention

3.	Deliberation on and approval of the granting of a variable remuneration under the form of warrants to the non-executive directors of the company.

Proposed resolution: the general meeting decides to approve the nomination and remuneration committee’s proposal to grant 10,000 warrants to each of the independent directors of the company, in the framework of the warrant plan 2015.

☐ For	☐ Against	☐ Abstention

Translation for information purpose only

Please use French version

4.	Permanent nomination (following their co-optation by the board of directors) of Chris Buyse, Rudy Dekeyser and Debasish Roychowdhury as independent directors of the company.

Proposed resolution: Chris Buyse, Rudy Dekeyser and Debasish Roychowdhury fulfil the functional, familial and financial criteria of independence set out in article 526ter of the Belgian Company Code and in the company’s Corporate Governance Charter. On proposition of the board of directors, following an advice of the company’s nomination and remuneration committee, the general meeting decides to confirm the nomination as independent directors (following their co-optation by the board of directors as a replacement of respectively Pienter-Jan BVBA, represented by Chris Buyse, R.A.D. Sciences BVBA represented by Rudy Dekeyser and Jean-Marc Heynderickx) of Chris Buyse, Rudy Dekeyser and Debasish Roychowdhury with immediate effect. The mandate of Chris Buyse and Rudy Dekeyser will run until the general meeting deliberating upon the annual accounts closed on 31 December 2015. The mandate of Debasish Roychowdhury will run until 31 January 2019. The resume of Debasish Roychowdhury will be made available on the company’s website, in accordance with the company’s Corporate Governance Charter.

☐ For	☐ Against	☐ Abstention

5.	Deliberation on and approval of the proposal to modify the remuneration of the company’s auditor, PwC Réviseurs d’Entreprises SCRL, represented by Patrick Mortroux.

Proposed resolution: The general meeting decides to approve the proposition of the board of directors, following an advice of the audit committee, to increase the remuneration of the company’s auditor, PwC Réviseurs d’Entreprises SCCRL, from 35,000 euros to 113,000 euros, in view of the increased workload related to the compliance with various US rules in the context of the future financial statements of the company following the offer of its shares on the Nasdaq market.

☐ For	☐ Against	☐ Abstention

6.	Proxy.

Proposed resolution: The general meeting authorises Patrick Jeanmart and Lionel Duez, with the right to act individually on behalf of the Company and with right of substitution to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, comprising but not limited to, the realisation of the required publication formalities.

☐ For	☐ Against	☐ Abstention

Translation for information purpose only

Please use French version

In case no voting instructions have been given, the undersigned shareholder is deemed to accept the proposed resolutions.

If, pursuant to article 533ter of the Belgian Company Code, new items are added to the agenda and/or new resolutions’ proposals are presented, and the undersigned shareholder did not give any new instructions concerning the new agenda, the proxy holder will abstain from voting on these new items on the agenda or on the new decisions’ proposals.

As a consequence:

The proxy holder shall:

•	participate in the meeting and, as the case may be, vote in favour of its postponement;

•	attend any other meeting with the same agenda if the first meeting may not validly deliberate, has been postponed, or has not been validly convened;

•	take part in all deliberations and vote, amend, or reject, in name of the undersigned, any proposition in relation to the agenda; and

•	to this end, make and execute all acts, minutes and items, registers, take up residence, substitute and generally undertake any action that is necessary or useful.

[PLEASE SIGN AND DATE THE FRENCH VERSION OF THE PROXY]